Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee of and Participants in the
CBRE 401(k) Plan:

We consent to the incorporation by reference in the registration statement (No. 333-116398) on Form S-8 of CBRE Group, Inc. of our report dated June 23, 2016, with respect to the statements of net assets available for benefits of the CBRE 401(k) Plan as of December 31, 2015 and 2014, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, part IV, line 4i — schedule of assets (held at end of year) as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of the CBRE 401(k) Plan.

/s/ KPMG LLP

Dallas, Texas
June 23, 2016